Mail Stop 4561

February 4, 2008

Mr. Mauricio Beltran
President, Chief Executive Officer, Principal Executive Officer
ESL Teachers Inc.
2475 Paseo del las Americas, Suite 1135
San Diego, CA 92154

      Re: ESL Teachers Inc.
            Registration Statement on Form SB-2/A
            Filed February 1, 2008
            File No. 333-148801

Dear Mr. Beltran:

      We have reviewed the above-captioned filing and have the following comments.

Risks Related to Legal Uncertainty, page 14

1.   Please refer to prior comment 1 of our letter dated January 30, 2008. Your amended disclosure does not clearly express that the lack of an escrow fund means situations may arise that prevent you from returning subscriptions for shares to investors, even if the minimum offering amount has not been reached. Please revise your disclosure accordingly.

Part II- Item 27. Exhibits, page 52

Exhibit 5.1

2.   Please refer to comment 3 of our letter dated January 30, 2008. We note you have amended your opinion letter to indicate that your shares will be validly issued, fully paid and non-assessable when issued by the company. Please revise to indicate that the shares will be validly issued, fully paid and non-assessable, if the consideration for the shares described in the prospectus has been received and the minimum subscription amount of $40,000 has been received within the time period specified in the prospectus.

                                  *   *   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3462. If you thereafter require additional assistance, you may contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile at (702) 944-7100
Brian R. Clark, Esq.
Cane Clark LLP